Exhibit 14

Southern Peru Copper Corporation
Code of Ethics

The Board of Directors expects Southern Peru Copper Corporation (“SPCC”) directors, as well as officers, including the Chief Executive Officer, the Chief Financial Officer, the Comptroller, and employees, including the persons performing accounting or financial functions, to act ethically at all times and to acknowledge their adherence to the Company’s corporate policies.  The Board will not permit any waiver of any ethics policy for any director or executive officer unless it has been determined that it does not affect the interests of the Company or its stockholders.  If an actual or potential conflict of interest arises for a director, the director shall promptly inform the Chief Executive Officer and the other directors.  If a significant conflict exists and cannot be resolved, the director should resign.  All directors will recuse themselves from any discussion or decision affecting their personal, business or professional interests.  The Board shall resolve any conflict of interest question involving the Chief Executive Officer, the President or a senior vice president, and the Chief Executive Officer shall resolve any conflict of interest issue involving any other officer of the company.

The Company’s principal ethical requirements of directors, officers and employees can be summarized as follows:

•                                          Obey the applicable laws, rules and regulations governing SPCC’s business conduct worldwide.

•                                          Be honest, fair, ethical and trustworthy in all your SPCC activities and relationships.

•                                          Avoid all conflicts of interest between work and personal affairs.  All conflicts between a personal and professional relationship, whether actual or apparent, should be handled in an ethical manner.

•                                          The Company adheres to disclosure and reporting standards that require full, fair, accurate, timely, and understandable disclosure of material information regarding the Company in reports and documents that it files with the Securities and Exchange Commission (“SEC”), the New York Stock Exchange and equivalent authorities in Peru, as well as in other public communications that it regularly makes.  The Company will ensure that directors, executive officers and employees comply with these standards.

•                                          The Company encourages the reporting of any illegal or unethical behavior.  Directors should communicate any suspected violations of this Code promptly to the Chairman of the Audit Committee, or a member of the Audit Committee.  The Vice-President-Legal and the General Counsel are each the Company officers responsible for the Company-wide understanding and adherence to the Company policies, including compliance with this Code.  Employees should report immediately any concerns or violations of the Company policies, including this Code, to any one of the following:

•                  Supervisor

•                  Plant Manager

•                  Department Head

•                  Director of Legal Affairs and Assistant Secretary

•                  Director of Comptroller and Finance

•                  Comptroller

•                  General Counsel

•                  Vice President, Legal and Secretary

•                  Vice President, Finance

•                  President

The Company will conduct periodic compliance reviews concerning its policies, including requiring certifications of compliance with the Company’s policies.  Violations will be investigated by the Company, by the Board of Directors, the Audit Committee or the person designated by the Board of Directors or the Audit Committee.  Appropriate action, including corrective action, will be taken by the Company to enforce compliance with its corporate policies, including compliance with this Code.  The Company expects that the Company policies will be followed.  Any failure to comply with them may result in censure, reassignment, demotion or dismissal.

•                                          Foster an atmosphere in which fair employment practices extend to every member of the diverse SPCC community.

•                                          Strive to create a safe workplace and to protect the environment.

•                                          Through leadership at all levels, sustain a culture where ethical conduct is recognized, valued and exemplified by all employees.

•                                          The Company prohibits any director, officer or employee from retaliating or taking any adverse action against anyone for raising or helping to resolve a conflict or an integrity concern.  The Company prohibits any retaliation against any employee or any other person because that employee or person assisted or participated in disclosure of the type contemplated in this Code or in a proceeding that has been filed or is about to be filed relating to alleged fraudulent activities or violations of the SEC rules and regulations.  Forms of prohibited retaliation include, but are not limited to, discharge, suspension, threats, harassment or other discrimination.  For the Company to effectively implement this policy, it is critical that all employees or other persons respond to and report any concerns of retaliatory behavior.  If an employee or other person believes that he or she has been subject to retaliation because he or she has taken any of the actions listed above, such party should report such conduct to his or her supervisor, if appropriate, or directly to the Audit Committee. The Company will review promptly any complaint of retaliatory or other improper behavior.  Complaints and investigations will be handled in a confidential manner, consistent with any corrective action that needs to be taken by the Company.

•                                          Employees should be aware that they can personally be subject to criminal liability if they knowingly make a false entry or alter, destroy, conceal or falsify documents or other items with the intent to impede, obstruct or influence any investigation of alleged improper activity or if they alter, destroy or conceal a record, document or object or attempt to do so with the intent to impair the document’s integrity or availability for an official government proceeding.  Employees should retain documents or other items that relate to any investigation or other matter that is pending with a government department or agency.  If an employee receives a request concerning the alteration, concealment or destruction of a document, which the employee believes is not proper, the employee should contact his or her supervisor, if appropriate, or directly contact a member of the Audit Committee.

Additionally, the Company adopts the internal rules of conduct for directors, officers and employees contained in Article 13 of CONASEV Resolution # 107 - 2002 - EF/94.10 and authorizes management to prepare a detailed procedure for safeguarding privileged or confidential information and preparing and/or communicating important events pursuant to Appendix II of the aforementioned CONASEV regulations.  Management is also authorized to describe the functions and responsibilities of the individuals responsible for the preparation and/or communication of important events to CONASEV and/or the Lima Stock Exchange and to communicate said rules of conduct to CONASEV and/or the Lima Stock Exchange.